[Letterhead of American Standard Companies Inc.]

July 29, 2005

Tamara Brightwell, Esq.
Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:   American Standard Inc., American Standard Companies Inc., American Standard
International Inc.
Form S-4 Registration Statement
File No. 333-124857, 124857-01, 124857-02
Originally Filed May 12, 2005

“Tandy” Letter

Ladies and Gentlemen:

American Standard Inc., American Standard Companies Inc. and American Standard International Inc. (the “Companies”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Form S-4 Registration Statement, the Form 10-K for the period ended December 31, 2004 and the Form 10-Q for the period ended March 31, 2005 (hereafter, the “Documents”), hereby acknowledge that:

•       the Companies are responsible for the adequacy and accuracy of the disclosure in the Documents;

•       Staff comments or changes to disclosure in response to Staff comments in the Documents reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Documents; and

•       the Companies may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

AMERICAN STANDARD COMPANIES INC.

/s/ Mary Beth Gustafsson
Mary Beth Gustafsson
Senior Vice President,
General Counsel and Secretary